

August 6, 2015

W. Bryan Hill
Chief Financial Officer
Realpage, Inc.
4000 International Parkway
Carrollton, Texas 75007-1951

> **Re:** **Realpage, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-34846**

Dear Mr. Hill:

We have reviewed your July 31, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 43

1. Your response to comment 2 indicates that presenting details of the on demand revenue by product group might provide a clearer way of understanding the various portions of the target markets that the Company's solution offerings serve. We also note that you provided details of the performance of each product during the fourth quarter 2014 and first quarter 2015 earnings call. Please tell us whether you believe this information would be helpful to investors and other users in understanding the company's financial condition and operating results, and the basis and reasons for your determination. In your response, please also tell us what consideration was given to disclosing this information under ASC 280-10-50-40.

W. Bryan Hill
Realpage, Inc.
August 6, 2015
Page 2

      You may contact Eiko Yaoita Pyles, Staff Accountant, at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

              Sincerely,

              /s/ Craig D. Wilson

              Craig D. Wilson
              Sr. Asst. Chief Accountant
              Office of Information Technologies
              and Services